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Date Monday, 1 April 2002

02 APR 15 AM 9:2?

02028352

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2001 Full Year results*

Yours faithfully,

PROCESSED
APR 19 2002
THOMSON FINANCIAL

P N Horsman
Investor Relations Manager

Enc

dlw 4/15

28 February 2002

Legal & General

02 APR 15 AM 9:30

Legal & General Group Plc
Results for the year ended 31 December 2001

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Direct 020 7528 6300
Fax 020 7528 6226

Highlights -

• **Operating profit before tax**[1]	**£751m**	**+10%**
• **New business APE**[2]	**£801m**	**+27%**
• **Contribution from new business**[3]	**£217m**	**+35%**
• **Shareholders' funds**[4]	**£4,994m**	**-5%**
• **Earnings per share (diluted)**[5]	**10.15p**	**+5%**
• **Dividend per share**	**5.09p**	**+8%**

[1]From continuing operations.
[2]Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums.
[3]Contribution before tax from new worldwide life and pensions business.
[4]Shareholders' funds after providing for dividends of £261m.
[5]Based on Operating profit on continuing operations after tax and assuming full dilution from the convertible bond issued in 2001.

These highlights are based on the Achieved Profits methodology issued by the Association of British Insurers in December 2001. Full details of the results can be found in Parts 2 and 3.

Group Chief Executive, David Prosser, said: "2001 has been a year of substantial achievement for Legal & General. With the support of new and existing business partners, we produced record new business volumes with 32% growth in UK life and pensions. Our share of new business in the UK individual market exceeded 7% in the fourth quarter and has grown in each of the last seven years. Institutional fund management business has again delivered impressive results winning £13bn of new funds, taking funds under management for the Group to over £117bn.

At operating profit level we have made good progress with Achieved Profits results up 10% to £751m. Within that result, the contribution from new UK life and pensions business grew by 55% to £183m, an improvement in the value to premium ratio over 2000.

Against the backdrop of slowing growth in major economies and weak investment markets, we have managed our capital base to ensure that we remain financially strong. Standard and Poor's awarded its AAA rating for our UK long term fund in November 2001 and A M Best has also given us its highest rating, A++ in January 2002.

The proposed product distribution changes in the UK will produce challenges and opportunities. I believe that, given our high quality brand and our extensive experience in multi-channel distribution, Legal & General is well positioned to continue delivering profitable, above market growth."

More/...

Overview of results - Achieved Profits basis

Legal & General's strategy continues to be focused on providing a broad range of good value products through multi-channel distribution. The success of that strategy is reflected in these results with further growth in volumes, market share and profit.

- New UK life and pensions business grew by 32% to £584m APE (2000: £442m) with the results reflecting the benefit of our strategic alliances with both Alliance & Leicester and Barclays. International new business fell by 3% as lower volumes in the United States, following the exceptional results in the first part of 2000, were almost offset by growth in Europe.

- The contribution before tax from new worldwide life and pensions business amounted to £217m, an increase of 35% over 2000, reflecting increased new business volumes and a favourable mix of business. Within that result the contribution before tax from new UK life and pensions business grew by 55% to £183m.

- Our Institutional fund management business again delivered impressive results, winning £13.2bn of new funds. Excluding UK double taxation relief, which contributed £16m in 2000, underlying operating profits grew from £66m to £76m.

- The Group's operating profit before tax from continuing operations grew by 10% to £751m, driven by the growth in profits from the Group's life and pensions businesses.

- Despite the fall in equity values which occurred during the year, funds under management by the Group exceeded £117bn (2000: £114bn) at the year end.

- At the year end, Group shareholders' funds amounted to £5,255m (2000: £5,274m) before providing for dividends of £261m.

- Against the backdrop of slowing growth in major economies and weak investment markets, the Board has declared a final dividend of 3.46p per share, an increase of 7%. The total dividend for the year has therefore grown by 8% to reach 5.09p per share.

ANALYSIS OF RESULTS

UK life and pensions

Operating profit grew 17% to £532m (2000: £454m). The contribution before tax from new life and pensions business was up 55% to £183m. In an increasingly competitive market, we have again written new business which delivers significant value for our shareholders. As a percentage of APE, the contribution increased to 31% (2000: 27%) as a result of a particularly favourable mix of new business.

The contribution from in-force business increased to £252m (2000: £223m). Largely as a result of one-off start up costs in connection with the Barclays alliance, the impact of development expenditure increased to £26m (2000: £14m).

The contribution from shareholder net worth was £123m (2000: £127m). The reduction was almost entirely due to the lower risk discount rate.

International life and pensions

Operating profit from international life and pensions business was £101m (2000: £86m), including a new business contribution of £34m (2000: £43m). The contribution from in-force business more than doubled to £51m (2000: £25m).

More/...

USA
New annual premium business fell to £52m (2000: £62m) following exceptional results in the first part of 2000, when sales were distorted by the impact of the introduction of the Triple X reserving requirements. From a lower base, volumes have grown throughout 2001 with fourth quarter new business 24% ahead of the corresponding period in 2000 in local currency terms.

Operating profit grew 49% to £67m (2000: £45m). The contribution from new business of £24m (2000: £34m) reflected the reduced premium volumes following the exceptional levels of new business in the early part of 2000. Capital management and re-pricing measures continue to be taken as the market adjusts to the Triple X regime. Claims resulting from the terrorist attacks of 11 September amounted to £5m net of reinsurance.

Europe
Sales in the Netherlands continued to outperform the wider market, growing by an impressive 42% to £17m APE (2000: £12m). In France, against difficult market conditions, new business including unit trusts increased by 10% to £22m APE (2000: £20m), supported by strong growth in annual premium business.

The operating profits of the Dutch and French businesses were £18m (2000: £17m) and £16m (2000: £24m) respectively. The combined contribution from new business was £10m (2000: £9m).

Earlier this week, we announced the launch of our German business. This green-field development will target high net worth customers through a direct internet and telesales operation offering simple, low cost and transparent products.

Institutional fund management
Operating profit from institutional fund management was £76m (2000: £82m). This included a reduced profit of £70m (2000: £75m) from the UK managed pension funds business which no longer benefits from double taxation relief. Excluding this benefit, which contributed £16m in 2000, underlying profits from institutional fund management grew from £66m to £76m.

Our success in winning both equity and bond mandates for our range of indexed and active funds brought new business of £13.2bn (2000: £12.7bn). The contribution from new business declined to £27m (2000: £35m) reflecting the lower fee levels on large bond mandates won during the year. Some existing customers have also increased their exposure to bonds switching from equities.

General insurance
All classes of business have been profitable in 2001, resulting in an 85% growth in operating profit to £37m (2000: £20m). Net written premiums grew 8% to £269m (2000: £249m). The household account, which represents over three-quarters of net premiums written, produced an increased operating profit of £15m (2000: £5m), benefiting from a lower level of bad weather claims.

The operating profit for mortgage indemnity business was £14m (2000: £21m). One third of the total profit arose from the release of provisions for pre-1993 mortgage indemnity contracts where the remaining provision is now only £10m.
Other personal lines business produced an operating profit of £8m (2000: £6m loss). The 2000 result was distorted by the closure of an overseas account.

Other operational income
Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The reduced profit of £5m (2000: £42m) arose from increased interest expense, the growth of our retail investment business and the costs related to European developments.

More/...

The Group's other operations (retail investment business, banking and estate agency) produced a loss of £13m (2000: £2m profit). The loss from the retail investment business, which is reported on a Modified Statutory Solvency basis, was £16m (2000: £3m profit). It reflected the financing strain of new business, the impact of lower equity values on fee income, project costs on the Barclays' funds integration and the development of our funds supermarket, launched in January 2002. This loss was only partially offset by a banking profit.

Profit on ordinary activities

The Group's Operating profit from continuing operations before tax was £751m (2000: £684m). Profit on ordinary activities before tax, which includes the effect of variances in investment return from the longer-term return assumed at the end of the previous year, together with economic assumption changes, was £62m (2000: £392m). This includes a negative investment return variance of £688m (2000: a negative variance of £314m) reflecting the worldwide fall in equity markets. The largest impact came from UK life and pensions where there was a negative variance of £579m (2000: a negative variance of £274m). The investment return on the equity and property portfolio was 16.9% below the assumption for the period (2000: 9.0% below assumption).

The effect of economic assumption changes resulted in a decrease of £3m, compared with a £26m increase in 2000.

The reported tax charge for 2001 was greater than the profit before tax, principally because no tax credit was available for unrealised depreciation on equities within shareholder net worth.

Balance sheet

During 2001, the embedded value of the Group's long term businesses grew to £5,317m (2000: £4,580m). In December 2001, the Group holding company acquired the fund management subsidiaries previously held within the UK long term fund. The transfer also boosted the UK long term fund's regulatory capital by around £400m, thereby further strengthening the fund and, together with an additional £355m of intra-group subordinated debt, supporting its ability to continue to develop the business.

Modified Statutory Solvency (MSS) basis

Operating profit from continuing operations grew modestly over the year to £497m (2000: £485m), with improved results from Life and pensions and General insurance offset by the loss of double taxation relief from Institutional fund management and lower results from Other operational income.

In view of the current low rates of inflation and lower levels of investment markets, the directors have concluded that it is appropriate to revise their projected compound growth rate of the transfer from the UK long term fund to 7% per annum effective from the second half of 2001.

The UK life and pensions operating profit before tax rose to £353m (2000: £312m), reflecting a 10% growth in the net transfer from the long term fund in the first half of the year, reducing to 7% growth in the second half. The transfer for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the Shareholder retained capital. The external servicing cost of that debt has been reflected in interest expense reported within Other operational income.

The contribution from Shareholder retained capital in the UK long term fund was a negative £585m (2000: a positive of £30m). This reflected significantly lower investment returns and the net strain associated with substantial volumes of new non-profit business, especially in the second half. This business was the source of a major proportion of the increased new business contribution reported in our Achieved Profits results.

Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years. The loss from our French subsidiary resulted from the lack of realised gains in current investment markets and strengthening of regulatory provisions.

More/...

Payment of dividend
The final dividend of 3.46p per share will be paid on 1 May to shareholders registered at the close of business on 5 April. The shares go ex-dividend on 3 April. A Dividend Re-investment Plan is available to shareholders.

Enquiries to:
Investors:
Andrew Palmer, Group Director (Finance) 020 7528 6286
e-mail: andrew.palmer@group.landg.com

Peter Horsman, Head of Investor Relations 020 7528 6362
e-mail: peter.horsman@group.landg.com

Media:
John Morgan, Head of Public Relations 020 7528 6213
e-mail: john.morgan@group.landg.com

Anthony Carlisle, Citigate Dewe Rogerson 07973 611888
e-mail: anthony.carlisle@citigatedr.co.uk

Notes:

- The statements in Part 2 of this release have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers in all material aspects. This methodology sets out a more realistic method for recognising shareholders' profits from long term business than the MSS basis contained in Part 3. These financial statements have been reviewed by PricewaterhouseCoopers and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

- The annual report will be sent to shareholders on 20 March 2002 and delivered to the Registrar of Companies after the Annual General Meeting on 30 April 2002.

- Issued share capital at 31 December 2001: 5,156,165,888 shares of 2.5p each.

- A copy of this announcement can be found in the News and Results section of our Shareholder site at http://investor.legalandgeneral.com/releases.cfm

- The results presentation to analysts and fund managers will also be available later today at http://investor.legalandgeneral.com/presentations.cfm

Ends

Consolidated Profit and Loss Account - Achieved Profits basis

Year ended 31 December 2001

	Notes	2001 £m	2000 £m
Profit on continuing operations			
Life and pensions	1	633	540
Institutional fund management		76	82
General insurance	5	37	20
Other operational income	6	5	42
		751	684
Profit on discontinued operations			
Other operational income - Fairmount Group		0	2
Operating profit		751	686
Variation from longer term investment return	8	(688)	(314)
Change in equalisation provision		(6)	(6)
Effect of economic assumption changes	9	(3)	26
Profit on sale of Fairmount Group	10	8	-
Profit on ordinary activities before tax		62	392
Tax on profit on ordinary activities	11	(105)	(149)
(Loss)/profit for the financial period		(43)	243
Dividends		(261)	(243)
Retained (loss)/profit		(304)	0
Earnings per share		p	p
Based on operating profit on continuing operations after tax		10.65	9.70
Based on (loss)/profit for the financial period		(0.84)	4.74
Diluted earnings per share			
Based on operating profit on continuing operations after tax		10.15	9.68
Based on (loss)/profit for the financial period		(0.84)	4.73
Dividend per share		5.09	4.71

These supplementary financial statements were approved by the Board on 27 February 2002 and have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included in Part 3.

The results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Company's financial statements for the year ended 31 December 2001.

Consolidated Balance Sheet - Achieved Profits basis

As at 31 December 2001

	Notes	2001 £m	2000 £m
Assets			
Investments	12	34,464	35,077
Assets held to cover linked liabilities		70,982	70,678
Long term in-force business asset		2,262	2,135
Other assets		2,804	2,378
		110,512	110,268
Liabilities			
Shareholders' funds	14	4,994	5,274
Fund for future appropriations		2,250	4,331
Technical provisions			
- Technical provisions for linked liabilities		70,848	70,566
- Long term business provisions		28,536	26,692
- General insurance provisions		336	350
		99,720	97,608
Borrowings	15	1,642	571
Bank customer deposits		1,043	1,307
Other creditors		863	1,177
		110,512	110,268

Statement of Total Recognised Gains and Losses

	£m	£m
(Loss)/profit for the financial period	(43)	243
Exchange (losses)/gains	(1)	13
Total recognised gains and losses	(44)	256

1. Operating profit from long term business

2001	UK £m	International £m	Life and pensions Total £m	Managed pension funds * UK £m	Total £m
Contribution from:					
- New business	183	34	217	27	244
- In-force business					
- expected return	242	45	287	14	301
- experience variances	43	(5)	38	20	58
- operating assumption changes	(33)	11	(22)	11	(11)
- Development costs	(26)	0	(26)	(2)	(28)
- Shareholder net worth	123	16	139	-	139
Operating profit	532	101	633	70	703
2000					
Contribution from:					
- New business	118	43	161	35	196
- In-force business					
- expected return	256	41	297	14	311
- experience variances	(71)	(7)	(78)	23	(55)
- operating assumption changes	38	(9)	29	3	32
- Development costs	(14)	0	(14)	0	(14)
- Shareholder net worth	127	18	145	-	145
Operating profit	454	86	540	75	615

* Included in the Institutional fund management result of £76m (2000: £82m).

2. Life and pensions premiums and operating profit

	2001 Gross premiums £m	2001 Operating profit £m	2000 Gross premiums £m	2000 Operating profit £m
UK	4,250	532	3,334	454
USA	272	67	256	45
Netherlands	131	18	98	17
France	146	16	140	24
	4,799	633	3,828	540

International life and pensions gross premiums and operating profit for 2000 expressed at 31 December 2001 exchange rates are:

	Gross premiums £m	Operating profit £m
USA	261	46
Netherlands	96	17
France	137	23

3. Principal sterling exchange rates used

	2001	2000
United States dollar	1.46	1.49
Euro	1.63	1.59

4. Half yearly analysis of operating profit from continuing operations

	2001 Second half £m	2001 First half £m	2000 Second half £m	2000 First half £m
Life and pensions	314	319	266	274
Institutional fund management	45	31	42	40
General insurance	21	16	11	9
Other operational income	2	3	20	22
	382	369	339	345

5. General insurance premiums and operating profit

	2001 Net premiums written £m	2001 Operating profit £m	2000 Net premiums written £m	2000 Operating profit/(loss) £m
Household	204	15	181	5
Mortgage indemnity	1	14	2	21
Other business (including overseas)	64	8	66	(6)
Total	269	37	249	20

6. Other operational income

	2001 £m	2000 £m
Shareholders' other income		
- Investment return on shareholders' funds	52	54
- Interest expense	(24)	(9)
	28	45
Other operations*	(13)	2
Unallocated corporate and development expenses	(10)	(5)
	5	42

* Other operations includes a loss of £16m (2000: £3m profit) in respect of retail investment business previously reported within Institutional fund management.

7. General insurance and shareholder investment return

	2001 £m	2000 £m
Investment income	62	61
Interest expense and charges	(25)	(10)
Realised investment (losses)/gains	(12)	19
Unrealised investment depreciation	(42)	(19)
	(17)	51
reported within:		
General insurance	18	19
Other operational income	28	45
Variation from longer term investment return		
- General insurance	(25)	(5)
- Other operational income	(38)	(8)
	(63)	(13)

The investment return shown represents the return on the general insurance and corporate funds.
Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return. The prior year has been restated.

8. Investment return variances

	2001 £m	2000 £m
Life and pensions		
- UK	(579)	(274)
- International	(15)	(9)
Total life and pensions	(594)	(283)
UK managed pension funds	(31)	(18)
Total long term business	(625)	(301)
General insurance	(25)	(5)
Other operational income	(38)	(8)
	(688)	(314)

For long term business, the variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

9. Effect of economic assumption changes

	2001 £m	2000 £m
Life and pensions		
- UK	2	10
- International	(5)	14
Total life and pensions	(3)	24
UK managed pension funds	0	2
Total long term business	(3)	26

10. Sale of Fairmount Group

The sale of Fairmount Group plc, a wholly owned subsidiary, to Brown Shipley & Co Ltd was completed on 16 August 2001. This transaction resulted in an exceptional profit before tax of £8m (£8m after tax). The results to the date of sale have been reported as discontinued business. This transaction, after an interim dividend of £2m, generated net proceeds of £35m against which goodwill of £20m, previously written off against reserves, has been charged.

11. Analysis of tax

	2001		2000	
	Profit before tax	Tax (charge)/ credit	Profit before tax	Tax (charge)/ credit
Profit from continuing operations	£m	£m	£m	£m
UK life and pensions	532	(137)	454	(112)
International life and pensions				
- USA	67	(24)	45	(16)
- Netherlands	18	(6)	17	(6)
- France	16	(5)	24	(9)
	101	(35)	86	(31)
	633	(172)	540	(143)
Institutional fund management	76	(22)	82	(26)
General insurance	37	(8)	20	(6)
Other operational income	5	(1)	42	(13)
	751	(203)	684	(188)
Profit from discontinued operations				
Other operational income - Fairmount Group	0	0	2	0
Operating profit	751	(203)	686	(188)
Variation from longer term investment return	(688)	90	(314)	41
Change in equalisation provision	(6)	2	(6)	2
Effect of economic assumption changes	(3)	6	26	(4)
Profit on sale of Fairmount Group	8	0	-	-
Profit on ordinary activities and tax	62	(105)	392	(149)

12. Funds under management

	2001 £m	2000 £m
Land and buildings	3,526	3,582
Shares, variable yield securities and unit trusts	12,964	15,069
Debt and other fixed income securities	14,270	13,451
Loans secured by mortgages	1,394	1,289
Other loans and investments	382	384
Deposits with credit institutions	1,928	1,302
Total investments	34,464	35,077
Assets held to cover linked liabilities	70,982	70,678
Funds included in the consolidated balance sheet	105,446	105,755
Segregated funds	7,561	4,565
Unit trusts, ISAs and PEPs	4,535	3,867
Total funds under management	117,542	114,187
representing:		
Managed in the UK		
- Active	33,832	34,751
- Index tracking	78,255	74,913
- For overseas subsidiaries	1,161	1,089
	113,248	110,753
Managed overseas	2,661	1,699
	115,909	112,452
Mortgages and other	1,633	1,735
	117,542	114,187
including Institutional funds under management:		
UK Managed pension funds		
- Pooled	61,675	61,832
- Segregated	5,130	2,213
	66,805	64,045
Other funds	2,575	2,434
	69,380	66,479

The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if the value as reported for shares, variable yield securities and unit trusts increased by £136m (2000: decrease £15m); deposits would be changed by corresponding amounts. The effect of other derivatives was not considered significant enough to be reported separately.

13. Embedded value

2001	Life and pensions UK £m	Life and pensions International £m	Life and pensions Total £m	Managed pension funds UK £m	Total £m
At 1 January	3,868	578	4,446	134	4,580
Exchange rate movements	-	6	6	-	6
	3,868	584	4,452	134	4,586
(Loss)/profit after tax	(109)	52	(57)	26	(31)
Capital movements *	920	(1)	919	116	1,035
Distributions	(247)	(2)	(249)	(24)	(273)
At 31 December	4,432	633	5,065	252	5,317
comprising:					
Value of in-force business	2,439	394	2,833	136	2,969
Shareholder net worth **	1,993	239	2,232	116	2,348
	4,432	633	5,065	252	5,317
2000					
At 1 January	3,824	461	4,285	130	4,415
Exchange rate movements	-	28	28	-	28
	3,824	489	4,313	130	4,443
Profit after tax	115	59	174	41	215
Capital movements	147	34	181	-	181
Distributions	(218)	(4)	(222)	(37)	(259)
At 31 December	3,868	578	4,446	134	4,580
comprising:					
Value of in-force business	2,334	356	2,690	134	2,824
Shareholder net worth **	1,534	222	1,756	-	1,756
	3,868	578	4,446	134	4,580

* Following the transfer of the investment management businesses the UK long term fund (LTF) subsidiaries which were the holding companies for these businesses, are no longer considered as operational. Their net assets of £580m are now attributed to UK life and pensions. This impact, together with the further increase in subordinated debt of £355m less net capital invested in operational subsidiaries of £15m, is reported as a capital movement. Also following this transfer, the shareholder net worth attributable to UK managed pension funds is the shareholders' funds on the MSS basis of £116m and this has been reported as a capital movement which took place at the year end.

** For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £502m (2000: £147m) but excludes the net assets of £68m (2000: £201m net of value of in-force business) of LTF operational subsidiaries.

14. Shareholders' funds

Segmental analysis

	2001 £m	2000 £m
Embedded value of life and pensions businesses:		
- UK*	4,432	3,868
- USA	492	443
- Netherlands	74	67
- France	67	68
	5,065	4,446
Institutional fund management**	283	251
	5,348	4,697
General insurance	91	76
Banking	92	92
Corporate funds ***	(537)	409
	4,994	5,274
Movement		
At 1 January	5,274	5,250
(Loss)/profit for the financial period	(43)	243
Exchange movements	(1)	13
Dividends	(261)	(243)
Increase in share capital/share premium	5	11
Goodwill written back on sale of Fairmount Group plc	20	-
At 31 December	4,994	5,274

* Including £502m (2000: £147m) of intra-group subordinated debt capital attributed to the SRC previously reported within Corporate funds.

** Including £252m (2000: £240m) net assets of UK managed pension funds business.

*** Corporate funds includes the convertible debt of £515m and the senior debt of £502m (2000: £147m) which has been lent to the UK LTF.

15. Borrowings

	2001 £m	2000 £m
Convertible bond	515	-
Mortgage-related	529	279
Attributed to the SRC	502	147
Other	96	145
Total borrowings	1,642	571

The convertible bond is due in 2006 with a coupon of 2.75% p.a. and is convertible into ordinary shares of the Company at 204p per share. If converted, this bond would give rise to the issue of 257.4m new ordinary shares which represents approximately 5% of the current issued share capital.

16. Embedded value assumptions

UK life and pensions

i) For the UK LTF all assets which, following the reclassification of the SRC in 1996, have been treated as "backing assets" and thus encumbered, will continue to be treated as such. Capital reported as transferred into the LTF since 1996, in the form of subordinated debt and the excess of the consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

ii) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the fixed interest gilt assumption.

	As at 31.12.2001	As at 31.12.2000
Investment return	% p.a.	% p.a.
- Gilts		
- Fixed interest	5.0	4.7
- RPI linked	5.0	4.7
- Non-gilts		
- Fixed interest	5.4 - 6.3	5.3 - 6.5
- RPI linked	5.1 - 5.8	5.0 - 6.0
- Equities and property	7.6	7.3
Risk discount rate (after tax)	7.5	7.2
Inflation		
- Expenses/earnings	3.5	3.6
- Indexation	2.5	2.6

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.15% p.a., other than for certain government-supported securities where no such allowance is made. In 2000 an overall allowance of 0.05% p.a. was used.

iii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2000: 20 years).

v) Development costs relate to new strategic administration systems, stakeholder pensions, and in 2001, start up costs relating to the Barclays strategic alliance.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

vii) The value of the in-force business reflects the cost of providing for benefit enhancement to certain products and for compensation in relation to pension transfers and opt-outs, including administration expenses.

16. Embedded value assumptions (continued)

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for secular trends in annuitant mortality based on externally published data with the end 2001 assumptions taking into account the improvement factors contained in CMI Report No.17.

ix) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent and their value is included in the value of new business as the premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates, except where future changes have been announced.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2000: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from the shareholder net worth in the MSS accounts.

UK managed pension funds
The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after ten years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to product and geographical coverage initiatives.

16. Embedded value assumptions (continued)

International

Key assumptions are:

	As at 31.12.2001 % p.a.	As at 31.12.2000 % p.a.
USA		
Reinvestment rate	6.5	7.0
Risk discount rate (net of tax)	7.6	7.7

The assumed future pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments.

	As at 31.12.2001 % p.a.	As at 31.12.2000 % p.a.
Europe		
Government bond return	5.0	5.2
Risk discount rate (net of tax)	8.5	8.5

17. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities and property yields £m
Effect on embedded value at 31 December 2001	4,432	+280	-240	+270
Effect on new business contribution for the period	183	+33	-28	+19

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

New business

Year ended 31 December 2001

Life and pensions	2001		2000	
	Annual £m	Single £m	Annual £m	Single £m
Life	170	1,238	160	751
Pensions	137	1,536	86	1,205
UK	307	2,774	246	1,956
USA	52	1	62	1
Netherlands	8	91	7	54
France	7	109	5	107
Insurance total	374	2,975	320	2,118
Retail investment business				
ISAs	38	467	27	403
Unit trusts				
- UK	1	405	-	269
- France	-	35	-	41
Total new business	413	3,882	347	2,831

Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums. APE from insurance business has increased to £671m (2000: £532m). APE from total new business in the same period has increased to £801m (2000: £630m).

International new insurance premiums for 2000 expressed at 31 December 2001 exchange rates are:

	Annual £m	Single £m
USA	63	1
Netherlands	7	53
France	5	104

New UK business

Year ended 31 December 2001

New UK annual premiums	2001			2000		
	Full year	Second half	First half	Full year	Second half	First half
Insurance business	£m	£m	£m	£m	£m	£m
Life:						
- Mortgage-related	101	50	51	112	55	57
- Protection	37	21	16	17	11	6
- Group risk	32	16	16	31	17	14
Pensions:						
- Individual pensions	123	73	50	77	35	42
- Group pensions	14	10	4	9	6	3
Retail investment business						
- ISAs	38	22	16	27	16	11
- Unit trusts	1	1	-	-	-	-
Total New UK Annual Business	346	193	153	273	140	133
New UK single premiums						
Insurance business						
Bonds:						
- With-profits	1,134	675	459	648	381	267
- Other	104	65	39	103	43	60
Pensions:						
- Individual pensions	266	108	158	342	185	157
- Annuities - individual	335	175	160	426	237	189
- Annuities - bulk purchase	741	344	397	258	167	91
- Other group business	74	37	37	68	35	33
- DSS rebates	120	85	35	111	85	26
Retail investment business						
- ISAs	467	157	310	403	107	296
- Unit trusts	405	285	120	269	125	144
Total New UK Single Business	3,646	1,931	1,715	2,628	1,365	1,263
New UK APE						
Total individual life and pensions APE	457	255	202	369	194	175
Total retail investments APE	126	67	59	94	39	55
Total individual APE	583	322	261	463	233	230
Total group APE	127	63	64	73	43	30
Total UK APE	710	385	325	536	276	260
Institutional fund management						
UK Managed Pension Funds*						
- Pooled funds	10,608	5,011	5,597	11,040	6,067	4,973
- Segregated funds	2,571	2,169	402	327	38	289
	13,179	7,180	5,999	11,367	6,105	5,262
Other funds	40	27	13	1,310	703	607
	13,219	7,207	6,012	12,677	6,808	5,869

* New monies from the pension fund clients of Legal & General Assurance (Pensions Management) Ltd.

Part 3

Legal & General Group Plc

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Year ended 31 December 2001

	Notes	2001 £m	2000 £m
Profit on continuing operations			
Life and pensions	1	414	364
Institutional fund management		41	59
General insurance		37	20
Other operational income		5	42
		497	485
Profit on discontinued operations			
Other operational income - Fairmount Group		0	2
Operating profit		497	487
Variation from longer term investment return		(63)	(13)
Change in equalisation provision		(6)	(6
Shareholder retained capital (SRC) contribution	2	(585)	30
Profit on sale of Fairmount Group		8	-
(Loss)/profit on ordinary activities before tax		(149)	498
Tax on (loss)/profit on ordinary activities		(42)	(181)
(Loss)/profit for the financial period		(191)	317
Dividends		(261)	(243)
Retained (loss)/profit		(452)	74
Earnings per share		p	p
Based on operating profit on continuing operations after tax		6.87	6.82
Based on (loss)/profit for the financial period		(3.71)	6.18
Diluted earnings per share			
Based on operating profit on continuing operations after tax		6.55	6.81
Based on (loss)/profit for the financial period		(3.71)	6.16
Dividend per share		5.09	4.71

These financial statements were approved by the Board on 27 February 2002 and have been prepared for long term business using the modified statutory solvency (MSS) basis.

The results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Company's financial statements for the year ended 31 December 2001. The financial statements include the auditors' unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Consolidated Balance Sheet - Modified Statutory Solvency Basis

As at 31 December 2001

	Notes	2001 £m	2000 £m
Assets			
Investments		34,464	35,077
Assets held to cover linked liabilities		70,982	70,678
Other assets		2,834	2,426
		108,280	108,181
Liabilities			
Shareholders' funds	3	2,762	3,187
Fund for future appropriations		2,250	4,331
Technical provisions		99,720	97,608
Borrowings and other creditors		3,548	3,055
		108,280	108,181

Statement of Total Recognised Gains and Losses

	£m	£m
(Loss)/profit for the financial period	(191)	317
Exchange gains	2	17
Total recognised gains and losses	(189)	334

1. Life and pensions premiums and operating profit

	2001 Gross premiums £m	2001 Operating profit £m	2000 Gross premiums £m	2000 Operating profit £m
With-profits business	2,471	129	2,173	135
Non-profit business	1,779	224	1,161	177
UK	4,250	353	3,334	312
USA	272	50	256	42
Netherlands	131	12	98	7
France	146	(1)	140	3
	4,799	414	3,828	364

UK life and pensions operating profit is the distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital held within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS or US GAAP.

2. Change in SRC

	2001 £m	2000 £m
Investment income	51	42
Interest expense and charges	(1)	(1)
Realised investment gains	6	106
Unrealised investment depreciation	(203)	(171)
Investment return on SRC	(147)	(24)
Net capital (invested in)/released from non-profit business	(214)	231
Distribution of operating profit from non-profit business	(224)	(177)
SRC contribution before tax	(585)	30
SRC at 1 January	2,153	1,981
SRC contribution before tax	(585)	30
Tax	93	(44)
SRC contribution after tax	(492)	(14)
Change in the net asset values of SRC subsidiaries	432	39
Movement in subordinated debt	355	147
SRC at end of period	2,448	2,153

On 24 December 2001 the investment management subsidiaries held within the SRC were transferred to new shareholder owned holding companies.

SRC includes intra-group subordinated debt capital previously reported within Corporate funds of £502m (2000: £147m).

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2001

2. Life and pensions premiums and operating profit

	2001		2000	
	Gross premiums £m	Operating profit £m	Gross premiums £m	Operating profit £m
UK	4,250	532	3,334	454
USA	272	67	256	45
Netherlands	131	18	98	17
France	146	16	140	24
	4,799	633	3,828	540

International life and pensions gross premiums and operating profit for 2000 expressed at 31 December 2001 exchange rates are:

	Gross premiums £m	Operating profit £m
USA	261	46
Netherlands	96	17
France	137	23

3. Principal sterling exchange rates used

	2001	2000
United States dollar	1.46	1.49
Euro	1.63	1.59

4. Half yearly analysis of operating profit from continuing operations

	2001		2000	
	Second half £m	First half £m	Second half £m	First half £m
Life and pensions	314	319	266	274
Institutional fund management	45	31	42	40
General insurance	21	16	11	9
Other operational income	2	3	20	22
	382	369	339	345

5. General insurance premiums and operating profit

	2001		2000	
	Net premiums written £m	Operating profit £m	Net premiums written £m	Operating profit/(loss) £m
Household	204	15	181	5
Mortgage indemnity	1	14	2	21
Other business (including overseas)	64	8	66	(6)
Total	269	37	249	20

Notes to Financial Statements - Modified Statutory Solvency Basis

Year ended 31 December 2001

5. UK Long Term Fund as at 31 December

	2001 £bn	2000 £bn
With-profits business	25.3	27.0
Non-profit business	10.5	9.4
Sub-fund	0.2	0.3
SRC	2.4	2.2
	2.6	2.5
Value of fund	38.4	38.9

Assets of the fund are valued at market value.

Consolidated Cash Flow Statement (excluding long term business)

Year ended 31 December 2001

	2001 £m	2000 £m
Net cash (outflow)/inflow from operating activities	(79)	55
Interest paid	(24)	(9)
Tax paid	(20)	(12)
Capital expenditure - net receipts/(payments)	0	(3)
Disposal of Fairmount Group plc	34	-
Acquisition of investment management subsidiaries from the long term fund	(570)	-
Dividends paid	(250)	(223)
Financing		
- Issue of share capital	5	11
- Increase in debt	832	131
	837	142
	(72)	(50)
Cash flows (not including long term business) were invested/(divested) as follows:		
Cash holdings	(6)	3
Land and buildings	(1)	-
Shares, variable yield securities and unit trusts	13	(1)
Debt and other fixed income securities	(34)	(302)
Other loans and investments	(20)	193
Deposits with credit institutions	(24)	57
Net portfolio divestment	(66)	(53)
Net divestment	(72)	(50)

Reconciliation of profit before tax to operating cash flow

	2001 £m	2000 £m
Profit on ordinary activities before tax	(149)	498
- Profits relating to long term business	143	(454)
- Cash (paid to)/received from long term business	(137)	49
- Other items	64	(38)
Net cash (outflow)/inflow from operating activities	(79)	55